FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

January 27, 2011

Filed via EDGAR (CIK #0000757010)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Franklin Tax-Free Trust (Registrant)

File Nos. 002-94222 and 811-04149

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 44 to the Registrant's Registration Statement on Form N-1A filed with the Commission on January 27, 2011 at 11:25 a.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 0000757010-11-000011) (Amendment).

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: (i) the submission header of the filing erroneously failed to indicate that the filing was being filed under the Investment Company Act of 1940, as amended (in addition to the 1933 Act); and (ii) the filing failed to include a letter of transmittal.

If you have any questions, please contact me at (650) 312-5824.

Sincerely,

FRANKLIN TAX-FREE TRUST

/s/ David P. Goss

David P. Goss

Senior Associate General Counsel

DPG/rs